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{LOGO] Companhia Brasileira de Distribuicao

THIRD QUARTER 2000 RESULTS

Sao Paulo, Brazil, October 30, 2000 - Companhia Brasileira de Distribuicao (CBD) today announced 3rd quarter 2000 results.

o    EBITDA margin of 8.2%, the highest one since the company went public
     (1995). EBITDA grew 40.5% compared to 3rd quarter 1999
o 4 stores of the Extra Division were inaugurated in the quarter, adding 39,191 m2 to sales area
o    New Distribution Centers in operation in the quarter
o    Sales grew 35.5% in the 3rd quarter of 2000 compared to the same period in
     1999
o    Same store sales grew 6.9%
o Net Income of R$90.2 million, representing a growth of 121.7% compared to 3rd quarter 1999 (EPS of R$0.84 per thousand shares)

----------------------------------------------------------------------------------------------------------------------
      Highlights
------------------------------------------------------------------------    ------------------------------------------
      (R$ million)                     3Q2000     3Q1999       Var.(%)       9 months 2000   9 months 1999    Var.(%)
------------------------------------------------------------------------    ------------------------------------------
      Net Sales                       1,936.5    1,429.6          35.5           5,335.5      4,003.7         33.3*
      Gross margin (%)                   27.2       28.1                            27.3         27.5
      EBITDA                            157.9      112.4          40.5             406.3        281.7         44.2
      EBITDA Margin (%)                   8.2        7.9                             7.6          7.0
      Net Income                         90.2       40.7         121.7             204.7        (21.4)           -
      Income per thousand shares (R$)     0.84       0.45         86.7               1.91        (0.23)          -
----------------------------------------------------------------------------------------------------------------------

* Total sales figures do not include net sales of the Peralta chain in the month of February 1999, period prior to its incorporation into the CBD group.

Sales Performance

In the 3rd quarter of 2000, Companhia Brasileira de Distribuigao - CBD registered consolidated net revenues of R$1,936.5 million, a 35.5% growth compared to the same period in 1999. In the first nine months of 2000, consolidated net sales totaled R$5,335.5 million, a 32.4% increase compared to the same period in 1999. Sales of the 65 stores acquired in 2000 confirmed the projections previously announced by the Company.

CBD obtained this growth by means of continuous investments made to the expansion of its store basis, store remodelings, distribution, technology and training. In the first nine months of 2000, the Company increased its store basis by 69 units compared to December 1999, a 18.9% increase in sales area. The number of transactions in this same period reached 239 million, a 31% growth compared to the first nine months of 1999.

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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results
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Total Net Sales Evolution by Division - Consolidated*
(Nominal Currency/Corporate Law)
Variation (%) 2000/1999

--------------------------------------------------------------------------------
                     1st Quarter    2nd Quarter     3rd Quarter     9 months
--------------------------------------------------------------------------------
Pao de Acucar               8.6%          18.8%           23.9%       17.2%
Barateiro                  64.4%          58.5%           64.8%       62.4%
Extra                      42.1%          40.3%           37.1%       39.7%
Eletro                     16.4%          27.2%           34.3%       26.5%
--------------------------------------------------------------------------------
CBD                        27.2%          34.0%           35.5%       32.4%
--------------------------------------------------------------------------------

* Total sales figures include net sales of the Peralta chain in the month of February 1999, period prior to its incorporation into the CBD group.

Productivity gains also marked the period, generating a 6.9% growth in same store sales in the third quarter and 5.0% in the nine months of 2000. The scenario was more favorable for consumption in the third quarter compared to the first half. This improvement is a result of an environment scenario characterized by decreasing interest rates and greater confidence on the part of the consumers with respect to Brazil's economy. The Company registered an improvement in sales of food and non-food products, mainly of electronic and computer products. Due to the fact that CBD is inserted and well-positioned in the consumer goods market, it has been profiting from this recovery, as can be seen below:

Same Store Net Sales Evolution by Division - Consolidated*
(Nominal Currency/Corporate Law)
Variation (9/6) 2000/1999

--------------------------------------------------------------------------------
                     1st Quarter    2nd Quarter     3rd Quarter     9 months
--------------------------------------------------------------------------------
Pao de Acucar               4.4%           7.0%             5.6%      5.6%
Barateiro                   9.6%           5.3%             7.7%      7.5%
Extra                      -1.8%          -0.7%             3.8%      0.5%
Eletro                     22.9%          33.5%            37.8%     31.9%
--------------------------------------------------------------------------------
CBD                         3.3%           4.6%             6.9%      5.0%
--------------------------------------------------------------------------------

* Total sales figures include net sales of the Peralta chain in the month of February 1999, period prior to its incorporation into the CBD group.

The Pao de Acucar Division registered a 5.6% growth in same store sales in the third quarter of 2000 and 5.6% in the year. Apart from the benefits of the Store Remodeling Program, we highlight the success of this banner's Fidelity Program, through the Pao de Acucar Mais relationship card. The Company already has more than 1 million enrolled families and has been identifying an average of 50% of the tickets. As a result, CBD has been accumulating valuable information about its clients' consumption behavior, which enables the adoption of more efficient marketing strategies and operating actions.

The Barateiro stores once more presented a 7.7% growth in same store sales in the 3rd quarter of 2000 and 7.5% in the year. Among the main factors that contributed to the performance of this Division, we highlight the consolidation of this banner's image of low prices, the evolution of the model of stores with low operating costs and the fast development of the Barateiro private brand (currently with 650 products), whose share in sales of this Division was 8% in the 3rd quarter.

The Extra Division, in spite of a very competitive scenario to the hypermarkets segment, presented a 3.8% growth, representing an important recovery compared to the first two quarters (-1.8% and -0.7% respectively) and accumulating 0.5% in the nine months of 2000. The Company highlights as main drivers for this recovery: the strategy of attracting clients with basic and frequently consumed products, the improvement of sales of non-food products and the beginning of the Private Brands Program, having launched 350 products so far.

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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results
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The Eletro Division registered a 37.8% growth in same store sales, accumulating
31.9% in the nine months of 2000, reflecting a sustainable recovery of sales in the durable goods segment. The store remodeling program also contributed to the performance of this Division. This program has been producing operating improvements in terms of commercial, marketing and credit aggressiveness.

Total Net Sales Evolution by Division - Consolidated*
Constant currency (IPCA)
Variation (%) 2000/1999

--------------------------------------------------------------------------------
                      1o Trimestre   2o Trimestre   3o Trimestre    9 meses
--------------------------------------------------------------------------------
Pao de Acucar              0.7%            11.5%         15.2%        9.1%
Barateiro                 52.8%            48.7%         53.3%       51.4%
Extra                     31.8%            31.6%         27.5%       30.2%
Eletro                     7.8%            19.4%         24.8%       17.7%
--------------------------------------------------------------------------------
CBD                       18.0%            25.7%         25.9%       23.3%
--------------------------------------------------------------------------------

* Total sales figures include net sales of the Peralta chain in the month of February 1999, period prior to its incorporation into the CBD group.

Same Store Net Sales Evolution by Division - Consolidated*
Constant currency (IPCA)
Variation (%) 2000/1999

--------------------------------------------------------------------------------
                      1o Trimestre   2o Trimestre   3o Trimestre    9 meses
--------------------------------------------------------------------------------
Pao de Acucar             -3.2%             0.4%           -1.9%      -1.6%
Barateiro                  1.7%            -1.2%            0.2%       0.2%
Extra                     -8.9%            -6.8%           -3.4%      -6.3%
Eletro                    13.8%            25.3%           28.1%      22.8%
--------------------------------------------------------------------------------
CBD                       -4.2%            -1.8%           -0.6%      -2.2%
--------------------------------------------------------------------------------

* Total sales figures include net sales of the Peralta chain in the month of February 1999, period prior to its incorporation into the CBD group.


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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results
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Management's Comments

Third quarter 2000 results: a record EBITDA margin of 8.2%

In the 3rd quarter of 2000, CBD registered a Gross Income of R$ 526.3 million, a 31.1% growth compared to the same period in 1999. In the nine months of 2000, the Gross Income totaled R$ 1,454.5 million, representing a 32.1% increase compared to the same period in 1999. The gross margin reached 27.2% in the 3rd quarter and 27.3% in the nine months, compared to 28.1% and 27.5% respectively in 1999.

Despite the tough competition in the sector, and due to a higher participation of the Extra and Barateiro formats, CBD has been able to maintain the gross margin around 27%, as a result of increasing productivity and scale gains. It is important to remember that the 3rd quarter of 1999 represents a strong comparative basis in terms of gross margin, since this period coincided with the opening of 9 hypermarkets leased from the Paes Mendonca chain, which generated a high volume of bonuses and discounts with suppliers.

In the 3rd quarter of 2000, the shrinkage level reached 1.5%, excluding the 65 stores that were acquired during the year. If we consider all the stores, the index was 1.6% compared to 1.8% in the same period in 1999.

The electronic relationship between CBD and the suppliers, through purchases made via EDI (Electronic Data Interchange) and PD@ NET (a system which uses the Internet as an interface) reached 78% in September/00, heading towards the 80-90% levels expected for the end of the year. Productivity gains in distribution as a result of the expansion of the Company's storing area also contributed to this performance.

The great highlight of the period was the EBITDA (income before interest, tax, depreciation and amortization), which reached R$157.9 million in the third quarter of 2000, a 40.5% growth compared to the same period in 1999. In the first nine months of 2000, the Company's EBITDA reached R$406.3 million, a 44.2% growth compared to the same period in 1999. CBD's EBITDA margin was 8.2% in the 3rd quarter of 2000 (7.9% in the third quarter of 1999), the highest one since the company went public (1995), confirming once more the CBD's capacity to dilute expenses with scale and efficiency gains. In the first nine months of 2000, the EBITDA margin reached 7.6% compared to 7.0% in the first nine months of the previous year.

CBD's third quarter financial result was R$ 12.7 million, compared to a negative result of R$9.7 million in the same period of 1999. The currency variation line (R$4.5 million) refers only to the amortization of the deferred exchange loss in the 1st quarter of 1999. This improvement of the Company's financial results already reflects the reduction of its debt level due to the conversion of debentures of the 1st and 3rd issues, and better results in credit operations. In the nine months of 2000, CBD recorded a loss of R$16 million, compared to a loss of R$199.1 million in the nine months of 1999 - period in which the company was strongly affected by currency devaluation.

3rd quarter 2000 net result was R$90.2 million, compared to R$40.7 million in the same period of the previous year, representing an 121.6% increase. In the first nine months of 2000, the Company registered a net income of R$204.7 million, compared to a loss of R$21.3 million in the same period of 1999.


Debentures

During the 3rd quarter of 2000, the 85,246 debentures remaining from the 1st issue were converted, as well as 10,519 debentures of the 2nd issue and the totality of the debentures of the 3rd issue (297,000), generating 9,470,331 new shares to the Company as shown in the table below:


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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results
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
------------------------------------------------------------------------------------------------------------
                         Common Shares (thousand)   Preferred Shares (thousand)   Total of Shares (thousand)
------------------------------------------------------------------------------------------------------------
End of 2nd quarter       62,858,755                 34,869,181                     97,727,936
  1st issue                                          3,119,707
  2nd issue                                            350,630
  3rd issue                                          5,999,994
End of 3rd quarter       62,858,755                 44,339,512                    107,198,267
------------------------------------------------------------------------------------------------------------

In Shareholders Meeting held on October 17th, 2000, CBD approved its 4th private issue of debentures, amounting to R$100 million. These resources will be used by the Company to finance its investments in new stores, distribution, technology and store remodelings. We present below the main characteristics of the issue:

Date of issue: September 1, 2000
Priority rights period: 30 days from 10/20/2000 onwards
Amount of Debentures: 100,000
Nominal Value of each debenture: R$1,000
Type: Convertible into preferred shares
Duration and expiration date: 5 years expiring on August 31, 2005
Indexing: TJLP (Long-Term Interest Rate) + 3.5% per year. The portion of TJLP that exceeds 4.5% will be capitalized and incorporated to the nominal value of the debentures.
Amortization: on 08. 31.2003 - 33.3%; on 08.31.2004 - 33.3% and on 08. 31.2005 -
33.4%.
Criteria to conversion: the conversion may occur at any time, from the debenture's subscription date onwards, and the conversion price is fixed in R$78 per one thousand shares, indexed by the portion of TJLP that exceeds 4.5%.

Investments

Investments totaled R$317.0 million in the third quarter, accumulating R$792.0 million in the first nine months of 2000, compared to R$191.8 million and R$473.7 million in the same periods of 1999, directed to new stores, acquisitions, distribution, technology and stores remodeling. We highlight the following investments:

o Opening of 4 Extra hypermarkets, located in the cities of Sorocaba (SP), Fortaleza (CE), Brasilia (DF) and Rio de Janeiro (RJ), aggregating 39,191 m2 of sales area to the Company. During this period, CBD also continued the construction of 3 hypermarkets that will be inaugurated during the 4th, quarter, in the cities of Sao Paulo (old Mappin Itaim), Araraquara (interior of SP) and Santos (coast of SP).

o Opening of 1 new Pao de Acucar store in Sao Paulo and start-up of the construction of another one that will be inaugurated in the State of Sao Paulo (Granja Viana) in the 4th quarter of 2000.

o The Company also inaugurated one more Barateiro supermarket in the city of Sao Paulo.

o Acquisition of two lands for the construction of hypermarkets, one in the city of Belo Horizonte and the other in Sao Vicente (coast of Sao Paulo). The Company also acquired 3 lands for the construction of Pao de Acucar stores, 2 in Curitiba and 1 in Recife.

o Opening of the new electronic products Distribution Center in the city of Sao Paulo, with 40,000m2 of storing area, as well as start-up of the operations of the Regional Distribution Centers of Curitiba (state of Parana) and Brasilia (Federal District). CBD currently has 350,000m2 of storing area.

o Remodeling of 16 Barateiro stores, 4 Eletro stores and 4 Pao de Acucar stores.


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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results
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CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD*

-------------------------------------------------------------------------------------------------------------
                                                     3rd Quarter                 Accumulated nine months
                                      -----------------------------------  ----------------------------------
             R$thousand                    2000         1999        %         2000          1999       %
-------------------------------------------------------------------------------------------------------------
Net Sales Revenue                       1,936,469    1,429,608      35.5%   5,335,455    4,003,742     33.3%
Cost of Sales                          (1,410,160)  (1,028,246)     37.1%  (3,880,931)  (2,902,311)    33.7%
Gross Profit                              526,309      401,362      31.1%   1,454,524    1,101,431     32.1%
Operating Income (Expenses)
   Selling Expenses                      (293,890)    (233,212)     26.0%    (825,185)    (648,977)    27.2%
   General and Administrative             (74,496)     (55,749)     33.6%    (223,005)    (170,730)    30.6%
Total Operating Expenses                 (368,386)    (288,961)     27.5%  (1,048,190)    (819,707)    27.9%
Operating Income Before Taxes, Deprec.
and Fin. Income (Exp.) - EBITDA           157,923      112,401      40.5%     406,334      281,724     44.2%
Depreciation                              (56,138)     (40,610)     38.2%    (148,910)    (112,128)    32.8%
Operating Income Before Taxes and
Financial Income (Exp.)- EBIT             101,785       71,791      41.8%     257,424      169,596     51.8%
Taxes and Charges                          (9,051)      (6,716)     34.8%     (32,772)     (19,791)    65.6%
Financial Income                          104,542      123,394     -15.3%     281,278      263,007      6.9%
Financial Expense                         (87,396)    (128,646)    -32.1%    (283,907)    (314,423)    -9.7%
Currency variation                         (4,477)      (4,477)      0.0%     (13,431)    (147,728)   -90.9%
       Net Financial Income (Loss)         12,669       (9,729)   -230.2%     (16,060)    (199,144)   -91.9%
       ---------------------------
Operating Income (Loss)                   105,403       55,346      90.4%     208,592      (49,339)
Losses in Invested Companies                    -          195                      -       (1,199)
Equity Income                                   -            -                      -            -
Non-Operating Results                      (1,194)         586    -303.9%       1,321          927     42.4%
-------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Tax           104,209       56,127      85.7%     209,913      (49,611)
-------------------------------------------------------------------------------------------------------------
Income Tax                                (13,967)     (15,427)                (5,181)      28,257
-------------------------------------------------------------------------------------------------------------
Net Income (Loss)                          90,242       40,700     121.7%     204,732      (21,354)
Net Income (Loss) per 1,000 shares           0.84         0.45      86.7%        1.91        (0.23)
No. of shares (in thousand)
at the end of the period              107,198,267   91,096,308            107,198,267   91,096,308
-------------------------------------------------------------------------------------------------------------
% of Net Sales
Gross Profit                                27.2%        28.1%                  27.3%        27.5%
Total Operating Expenses                   -19.0%       -20.2%                 -19.6%       -20.5%
  Selling Expenses                         -15.2%       -16.3%                 -15.5%       -16.2%
  General and Administrative                -3.8%        -3.9%                  -4.2%        -4.3%
EBITDA                                       8.2%         7.9%                   7.6%         7.0%
Depreciation                                -2.9%        -2.8%                  -2.8%        -2.8%
EBIT                                         5.3%         5.0%                   4.8%         4.2%
Taxes and Charges                           -0.5%        -0.5%                  -0.6%        -0.5%
Net Financial Income (Expense)               0.7%        -0.7%                  -0.3%        -5.0%
Income Before Income Tax                     5.4%         3.9%                   3.9%        -1.2%
Income Tax                                  -0.7%        -1.1%                  -0.1%         0.7%
Net Income (Loss)                            4.7%         2.8%                   3.8%        -0.5%
-------------------------------------------------------------------------------------------------------------

* 1999 values do not include Peralta chain's sales in February (period prior to its incorporation into the CBD group).


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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results
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CONSOLIDATED BALANCE SHEET - CORPORATE LAW METHOD
--------------------------------------------------------------------------------
               RS thousand                    3rd Quarter/00    2nd Quarter/00
--------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and Banks                                     50,637            29,047
   Short-Term Investments                            426,243           566,262
   Accounts Receivable                               653,492           531,943
     Installment Sales                               229,098           163,764
     Post-Dated Checks                               115,065           101,490
     Credit Card and Other                           337,429           291,637
     Allowance for Doubtful Accounts                 (28,100)          (24,948)
  Advances to Suppliers                               25,386            14,577
  Taxes Recoverable                                  101,161            85,387
  Other Credits                                       32,254            27,317
  Inventories                                        697,793           590,524
  Prepaid Expenses                                    13,136            24,848
Total Current Assets                               2,000,102         1,869,905
--------------------
Long Term Assets
  Deferred Income Tax                                 73,646            69,270
  Judicial Deposits                                   64,689            60,485
  Credit with Invested Companies                      12,362            12,362
  Prepaid Expenses                                     2,800             3,218
  Other Credits                                      144,522           126,761
Total Long Term Assets                               303,019           272,096
----------------------
Permanent Assets
  Investments                                        448,393           438,148
  Properties and Equipment                         2,447,696         2,237,435
  Deferred Charges                                   541,607           463,898
     Currency Variation                               44,777            49,254
Total Permanent Assets                             3,437,696         3,139,481
----------------------
                     TOTAL ASSETS                  5,740,817         5,281,481
                     ------------
LIABILITIES
Current Liabilities
  Suppliers                                          750,107           605,754
  Loans and Financing                                571,283           421,143
     Domestic Currency                               553,945           403,781
     Foreign Currency                                 17,338            17,362
  Payable on Purchase of Assets                      143,653           158,961
  Debentures                                           6,153             7,795
  Taxes on Sales                                      16,793            19,010
  Income Tax                                          68,382            49,231
  Salaries and Payroll Charges                        87,277            76,619
  Dividends                                               20             1,721
  Others                                              87,708            93,321
Total Current Liabilities                          1,731,376         1,433,555
-------------------------
Long Term Liabilities
  Financing                                          332,031           351,768
     Domestic Currency                               297,231           312,869
     Foreign Currency                                 34,800            38,899
  Payable on Purchase of Assets                       60,351            62,143
  Debentures                                         183,227           289,582
  Deferred Income Tax and Installments                 6,440             6,846
  Other Accruals                                     409,680           352,419
Total Long Term Liabilities                          991,729         1,062,758
---------------------------
Convertible Debentures -3rd issue                          -           332,694
Shareholders' Equity
  Capital                                          1,988,663         1,513,668
  Capital Reserves                                   348,292           348,292
  Profit Reserves                                    680,757           590,515
Total Shareholders' Equity                         3,017,712         2,452,475
Total Convertible Debentures (3rd issue)
  and Shareholders'Eguity                          3,017,712         2,785,169
----------------------------------------
                    TOTAL LIABILITIES              5,740,817         5,281,482
                    -----------------


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                                                                               8
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Stores by Division

               --------------------------------------------------   -------------------------
                Pao de                                               Sales area      No. of
                Acucar     Extra    Eletro    Barateiro     CBD          (m2)      Employees
-----------------------------------------------------------------   -------------------------
06/30/99          154       32        74         70         330        514,229       36,539
Open               -         9         -          1         10
Close              -         -         -          -          -
Converted          -         -         -          -          -
09/30/99          154       41        74         71         340        611,254       36,762
Open                         6         -          4         10
Close             (1)        -         -          -         (1)
Converted       (8)+ 1      (1)        -          8          -
12/31/99          146       46        74         83         349        663,237       39,642
Open               9         -         -          2         11
Close             (1)        -        (3)         -         (4)
Converted          1         -         -         (1)         -
03/31/00          155       46        71         84         356        677,102       39,613
Open              33         -         1         24         58
Close              -         -         -          -          -
Converted          -         -         -          -          -
06/30/00          188       46        72         108        414        750,063       46,478
Open               1         4         -          1          6
Close             (1)        -        (1)                   (2)
Converted          -         -         -          -          -
-----------------------------------------------------------------   -------------------------
09/30/00          188       50        71         109        418        788,336       48,498
---------------------------------------------------------------------------------------------

Summary of Store Conversions

                              ------------------------------------------------------------------------------------
                                3rd Quarter 99    4th Quarter 99   1st Quarter 00   2nd Quarter 00  3rd Quarter 00
------------------------------------------------------------------------------------------------------------------
Barateiro => Pao de Acucar                                               1
Extra => Pao de Acucar                                 1
Pao de Acucar => Barateiro                             8
Superbox => Extra
Barateiro => Extra
------------------------------------------------------------------------------------------------------------------


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Sales Breakdown per Division - Consolidated*
In R$ thousand - Nominal (Corporate Law)

                      --------------------------------------------    ----------
JULY                     2000          %          1999        %         Var.(%)
------------------------------------------------------------------    ----------
Pao de Acucar          214,097       33.0%      174,633     37.0%        22.6%
Extra                  306,013       47.2%      212,211     45.1%        44.2%
Barateiro               94,781       14.6%       58,018     12.3%        63.4%
Eletro                  33,705        5.2%       26,498      5.6%        27.2%
------------------------------------------------------------------    ----------
CBD                    648,596      100.0%      471,360    100.0%        37.6%
------------------------------------------------------------------    ----------

                      --------------------------------------------    ----------
AUGUST                   2000          %          1999        %         Var.(%)
------------------------------------------------------------------    ----------
Pao de Acucar             218,767    33.6%      175,610     37.1%        24.6%
Extra                     303,585    46.7%      213,664     45.1%        42.1%
Barateiro                  92,874    14.3%       57,163     12.1%        62.5%
Eletro                     34,985     5.4%       26,972      5.7%        29.7%
------------------------------------------------------------------    ----------
CBD                       650,211   100.0%      473,409    100.0%        37.3%
------------------------------------------------------------------    ----------

                      --------------------------------------------    ----------
SEPTEMBER                2000          %          1999        %         Var.(%)
------------------------------------------------------------------    ----------
Pao de Acucar             209,543    32.9%      168,359     34.7%        24.5%
Extra                     301,777    47.3%      238,658     49.2%        26.4%
Barateiro                  91,389    14.3%       54,102     11.2%        68.9%
Eletro                     34,953     5.5%       23,721      4.9%        47.4%
------------------------------------------------------------------    ----------
CBD                       637,662   100.0%      484,840    100.0%        31.5%
------------------------------------------------------------------    ----------

                      --------------------------------------------    ----------
3RD QUARTER              2000          %          1999        %         Var.(%)
------------------------------------------------------------------    ----------
Pao de Acucar             642,407    33.2%      518,602     36.3%        23.9%
Extra                     911,374    47.1%      664,533     46.5%        37.1%
Barateiro                 279,044    14.4%      169,283     11.8%        64.8%
Eletro                    103,644     5.4%       77,191      5.4%        34.3%
------------------------------------------------------------------    ----------
CBD                     1,936,469   100.0%    1,429,609    100.0%        35.5%
------------------------------------------------------------------    ----------

                      --------------------------------------------    ----------
ACUM. 9 MONTHS           2000          %          1999        %         Var.(%)
------------------------------------------------------------------    ----------
Pao de Acucar           1,752,502    32.8%      1,494,980   37.1%        17.2%
Extra                   2,557,820    47.9%      1,830,529   45.4%        39.7%
Barateiro                 756,564    14.2%        465,888   11.6%        62.4%
Peralta                         -       -          27,049    0.6%           -
Eletro                    268,569     5.0%        212,345    5.3%        26.5%
------------------------------------------------------------------    ----------
CBD                     5,335,455   100.0%      4,030,791  100.0%        32.4%
------------------------------------------------------------------    ----------


* Includes net sales of the Peralta chain in February/1999, period prior to its incorporation into the CBD group.


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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results

                                                                              10
--------------------------------------------------------------------------------
Productivity Indexes
In R$ - Nominal (Corporate Law)

Sales per m2/month

                     -----------------------------        --------------------------------
                      3Q/00      3Q/99     Var (%)           9M/00       9M/99    Var (%)
--------------------------------------------------        --------------------------------
Pao de Acucar          933        982      -5.0%              968         990      -2.2%
Extra                  807        855      -5.6%              790         865      -8.7%
Barateiro              725        647      12.1%              712         660       7.9%
Eletro                 826        662      24.8%              727         605      20.2%
--------------------------------------------------        --------------------------------
CBD                    831        849      -2.1%              823         852      -3.4%
--------------------------------------------------        --------------------------------

Sales per employee/month

                     -----------------------------        --------------------------------
                      3Q/00      3Q/99     Var (%)           9M/00       9M/99    Var (%)
--------------------------------------------------        --------------------------------
Pao de Acucar        14,232     12,942    10.0%             15,212      13,104     16.1%
Extra                17,643     16,780     5.1%             17,444      17,437      0.0%
Barateiro            16,309     13,717    18.9%             16,306      13,664     19.3%
Eletro               23,334     16,856    38.4%             19,589      13,688     43.1%
--------------------------------------------------        --------------------------------
CBD                  16,361     13,087    25.0%             16,526      13,115     26.0%
--------------------------------------------------        --------------------------------

Average Ticket

                     -----------------------------        --------------------------------
                      3Q/00      3Q/99     Var (%)           9M/00       9M/99    Var (%)
--------------------------------------------------        --------------------------------
Pao de Acucar         16.3       16.3     0.0%               16.8        16.8       0.0%
Extra                 37.1       35.2     5.4%               36.4        35.9       1.4%
Barateiro             11.7       11.4     2.6%               12.0        11.9       0.8%
Eletro               245.8      199.9    23.0%              223.2       194.1      15.0%
--------------------------------------------------        --------------------------------
CBD                   22.0       21.7     1.4%               22.4        22.1       1.4%
--------------------------------------------------        --------------------------------

Sales per Checkout/month

                     -----------------------------        --------------------------------
                      3Q/00      3Q/99     Var (%)           9M/00       9M/99    Var (%)
--------------------------------------------------        --------------------------------
Pao de Acucar        85,974      91,271     -5.8%            89,850      92,363   -2.7%
Extra               118,817     115,250      3.1%           115,793     117,049   -1.1%
Barateiro            73,888      64,820     14.0%            74,551      65,994   13.0%
Eletro              193,154     137,596     40.4%           164,920     125,574   31.3%
--------------------------------------------------        --------------------------------
CBD                  99,493      97,774      1.8%            99,810      98,328    1.5%
--------------------------------------------------        --------------------------------

* Results referring to sales area, employees and checkouts were calculated based on average values proportional to the period in which the stores were open.

Sales Breakdown (% of net sales)

--------------------------------------------------------------------------------
                        1999    1Q/00   2Q/00   Jul/00  Aug/00  Sep/00  3Q/00
--------------------------------------------------------------------------------
Cash                    56.3%   55.1%   53.6%   52.9%   53.3%   53.3%   53.1%
Credit Card             22.7%   26.6%   27.6%   26.6%   27.3%   26.8%   26.9%
Food Voucher             6.4%    6.5%    6.3%    6.3%    5.9%    6.2%    6.1%
Credit                  14.6%   11.8%   12.5%   14.2%   13.5%   13.7%   13.9%
  Post-Dated Checks     10.2%    7.2%    7.2%    6.8%    6.7%    6.9%    6.8%
  Installments           4.4%    4.6%    5.3%    7.4%    6.8%    6.8%    7.1%
--------------------------------------------------------------------------------

Data by Division on September 30, 2000

                            ----------------------------------------------------
                            # Checkouts  # employees   # stores  Sales area (m2)
                            ----------------------------------------------------
Pao de Acucar                  2,473       14,983         188      229,103
Extra                          2,643       17,201          50      389,975
Barateiro                      1,270        5,780         109      129,182
Eletro                           173        1,473          71       40,076
--------------------------------------------------------------------------------
Total Stores                   6,559       39,437         418      788,336
--------------------------------------------------------------------------------
Administration                              3,719
--------------------------------------------------------------------------------
Loss prevention (security)                  2,740
--------------------------------------------------------------------------------
Distribution Centers                        2,602
--------------------------------------------------------------------------------
CBD                            6,559       48,498         418      788,336
--------------------------------------------------------------------------------

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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results

                                                                              11
--------------------------------------------------------------------------------
NON-CONSOLIDATED INCOME STATEMENT - CORPORATE LAW METHOD (only CBD)*

-------------------------------------------------------------------------------------------------------------------------
                                                         3Q Quarter                           Accumulated 9 months
                                          -------------------------------------------------------------------------------
                     R$ thousand               2000         1999           %            2000          1999          %
-------------------------------------------------------------------------------------------------------------------------
Net Sales Revenue                           1,751,308     1,390,411       26.0%       4,791,092     3,960,410     21.0%
Cost of Sales                              (1,268,142)   (1,012,316)      25.3%      (3,460,458)   (2,884,766)    20.0%
Gross Profit                                  483,166       378,095       27.8%       1,330,634     1,075,644     23.7%
Operating Income (Expenses)
   Selling Expenses                          (263,023)     (214,860)      22.4%        (726,213)     (628,131)    15.6%
   General and Administrative                 (73,238)      (55,792)      31.3%        (217,385)     (170,773)    27.3%
Total Operating Expenses                     (336,261)     (270,652)      24.2%        (943,598)     (798,904)    18.1%
Operating Income Before Taxes, Deprec
and Fin. Income (Exp.) - EBITDA               146,905       107,443       36.7%         387,036       276,740     39.9%
Depreciation                                  (51,588)      (39,665)      30.1%        (136,159)     (111,150)    22.5%
Operating Income Before Taxes and
Financial Income (Expenses) - EBIT             95,317        67,778       40.6%         250,877       165,590     51.5%
Taxes and Charges                              (9,009)       (6,146)      46.6%         (29,285)      (19,184)    52.7%
Financial Income                              113,624       120,814       -6.0%         319,593       260,510     22.7%
Financial Expense                             (85,762)     (121,721)     -29.5%        (278,143)     (307,408)    -9.5%
Currency Variation                             (4,477)       (4,477)       0.0%         (13,431)     (147,728)   -90.9%
       Net Financial Income (Loss)             23,385        (5,384)                     28,019      (194,626)
       ---------------------------
Operating Income (Loss)                       109,693        56,248       95.0%         249,611       (48,220)
Losses in Invested Companies                   (6,220)         (633)                    (28,267)       (2,047)
Equity Income                                    --            --                            --            (1)
Non-Operating Results                             879           586       50.0%           3,326           927    258.8%
-------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Tax               104,352        56,201       85.7%         224,670       (49,341)
-------------------------------------------------------------------------------------------------------------------------
Income Tax                                    (14,110)      (15,697)                    (19,938)       27,987
-------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                              90,242        40,504      122.8%         204,732       (21,354)
Net Income (Loss) per 1,000 shares               0.84          0.44       90.9%            1.91         (0.23)
No. of shares (in thousand))
at the end of the period                  107,198,267    91,096,308                 107,198,267    91,096,308
-------------------------------------------------------------------------------------------------------------------------
% of Net Sales
Gross Profit                                    27.6%         27.2%                       27.8%         27.2%
Total Operating Expenses                       -19.2%        -19.5%                      -19.7%        -20.2%
  Selling Expenses                             -15.0%        -15.5%                      -15.2%        -15.9%
  General and Administrative                    -4.2%         -4.0%                       -4.5%         -4.3%
EBITDA                                           8.4%          7.7%                        8.1%          7.0%
Depreciation                                    -2.9%         -2.9%                       -2.8%         -2.8%
EBIT                                             5.4%          4.9%                        5.2%          4.2%
Taxes and Charges                               -0.5%         -0.4%                       -0.6%         -0.5%
Net Financial Income (Expenses)                  1.3%         -0.4%                        0.6%         -4.9%
Income Before Income Tax                         6.0%          4.0%                        4.7%         -1.2%
Income Tax                                      -0.8%         -1.1%                       -0.4%          0.7%
Net Income (Loss)                                5.2%          2.9%                        4.3%          0.5%
-------------------------------------------------------------------------------------------------------------------------

* 1999 values do not include Peralta chain's sales in February (period prior to its incorporation into the CBD group).


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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results

                                                                              12
--------------------------------------------------------------------------------
NON-CONSOLIDATED BALANCE SHEET-CORPORATE LAW METHOD (only CBD)
--------------------------------------------------------------------------------
              R$ thousand                        3rd Quarter/00   2nd Ouarter/00
--------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and Banks                                       44,787          25,452
  Short-Term Investments                              426,243         566,262
  Accounts Receivable                                 623,236         504,021
     Installment Sales                                229,278         162,344
     Post-dated Checks                                 95,769          88,636
     Credit Card and Other                            324,818         276,941
     Allowance for Doubtful Accounts                  (26,629)        (23,900)
  Advances to Suppliers                                25,157          14,614
  Taxes Recoverable                                   101,848          86,324
  Other Credits                                        31,750          26,938
  Inventories                                         634,975         530,059
  Prepaid Expenses                                     11,871          22,171
Total Current Assets                                1,899,867       1,775,841
--------------------
Long-Term Receivables
  Deferred Income Tax                                  58,517          54,284
  Judicial Deposits                                    64,559          60,382
  Credit with Invested Companies                      344,930         353,423
  Prepaid Expenses                                      2,800           3,218
  Other Credits                                        18,178           7,397
Total Long-Term Receivables                           488,984         478,704
---------------------------
Permanent Assets
  Investments                                         448,393         438,148
  Properties and Equipment                          2,341,025       2,124,963
  Deferred Charges                                    508,816         429,508
     Currency Variation                                44,777          49,254
Total Permanent Assets                              3,298,234       2,992,619
----------------------
                     TOTAL ASSETS                   5,687,085       5,247,164
                     ------------
LIABILITIES
Current Liabilities
  Suppliers                                           717,682         587,851
  Loans and Financing                                 531,745         392,192
     Domestic Currency                                514,407         374,830
     Foreign Currency                                  17,338          17,362
  Payable on Purchase of Assets                       143,653         158,961
  Debentures                                            6,153           7,795
  Taxes on Sales                                       14,212          16,389
  Income Tax                                           68,382          49,231
  Salaries and Payroll Charges                         81,420          71,369
  Dividends                                                20           1,721
  Others                                              114,476         113,780
Total Current Liabilities                           1,677,743       1,399,289
-------------------------
Long-Term Liabilities
  Loans and Financing                                 332,031         351,768
     Domestic Currency                                297,231         312,869
     Foreign Currency                                  34,800          38,899
  Payable on Purchase of Assets                        60,351          62,143
  Debentures                                          183,227         289,582
  Deferred Income Tax and Installments                  6,440           6,846
  Other Accruals                                      409,581         352,367
Total Long-Term Liabilities                           991,630       1,062,706
---------------------------
Convertible Debentures -3rd issue                        --           332,694
Shareholders' Equity
  Capital                                           1,988,663       1,513,668
  Capital Reserves                                    348,292         348,292
  Revenue Reserves                                    680,757         590,515
Total of Shareholders' Equity                       3,017,712       2,452,475
Total Convertible Debentures (3rd issue)
  and Shareholders' Equity                          3,017,712       2,785,169
----------------------------------------
                   TOTAL LIABILITIES                5,687,085       5,247,164
                   -----------------
--------------------------------------------------------------------------------


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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results

                                                                              13
--------------------------------------------------------------------------------
Amelia.com.br


Sales Performance

In the third quarter of 2000, the Amelia Division presented a 24.50% average growth of monthly net sales compared to the monthly average recorded in the 1St half of 2000. In the third quarter of 2000, the monthly average of net sales reached R$2.26 million, compared to a monthly average of R$1.82 million recorded in the first half of 2000. This result derives from the 66.30% average growth of monthly sales via Internet compared to the average recorded in the first half of 2000.

Third quarter 2000 results

The division recorded a loss of R$6.5 million in the third quarter of 2000, derived from investments made to sales and marketing, which reached the amount of R$6.1 million. These investments, anticipated by the division's strategic planning, aimed at gaining customers' fidelity and at increasing the customer base, which grew 27% in the quarter, reaching the base of 160,000 customers.

Operating Highlights

This period was marked by improvements in operating efficiency, as a result of the policies that are being implemented to improve the division's performance and potentialize the synergies between Amelia division and Companhia Brasileira de Distribuicao.

Amelia Division managed to achieve, in the third quarter, high levels of customer satisfaction. According to a survey, 91% of the customers are satisfied with their purchase experience, with the quality of the products and of customer service. In addition, 94% of the customers reported that they will buy again at Amelia.

The Amelia Division has made efforts in order to increase its customers' satisfaction, having increased its products mix by 3,000 items, reaching the amount of 15,000 products.

Aiming to expand the logistic capacity and to gain efficiency in the delivery of food products orders, the Division implemented a new advanced distribution station next to the Extra Morumbi store, in Sao Paulo, increasing the fulfillment capacity in Sao Paulo by 50%. Meanwhile, a new advanced home appliances distribution station was also implemented, next to the new home appliances distribution center of Companhia Brasileira de Distribuicao, located in Sao Paulo.

--------------------------------------------------------------------------------
[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results

                                                                              14
--------------------------------------------------------------------------------
HIGHLIGHTS OF AMELIA.COM.BR DIVISION
--------------------------------------------------------------------------------
                                                          2000
                                        ----------------------------------------
                R$ thousand                1st Half    3rd Quarter     Accum. 9
                                                                        months
--------------------------------------------------------------------------------
Net Sales Revenue                          10,920.0      6,800.7       17,720.7
Cost of Sales                              (7,698.4)    (4,897.3)     (12,595.7)
Gross Profit                                3,221.6      1,903.4        5,125.0
Operating Income (Expenses)
   Selling Expenses                        (6,538.7)    (6,071.0)     (12,609.7)
   General and Administrative              (2,080.6)    (2,155.7)      (4,236.3)
Total Operating Expenses                   (8,619.3)    (8,226.7)       (16,846)

Operating Income Before Taxes,
Depreciation and Fin. Income
(Expenses) - EBITDA                        (5,397.7)    (6,323.3)       (11,721)

Depreciation                                  (34.7)      (153.0)        (187.7)

Operating Income Before Taxes
and Financial Income - EBIT                (5,432.4)    (6,476.3)     (11,908.7)

--------------------------------------------------------------------------------
% of Net Sales
Gross Profit                                   29.5%        28.0%          28.9%
Total Operating Expenses                      -78.9%      -121.0%         -95.1%
  Selling Expenses                            -59.9%       -89.3%         -71.2%
  General and Administrative                  -19.1%       -31.7%         -23.9%
EBITDA                                        -49.4%       -93.0%         -66.1%
Depreciation                                   -0.3%        -2.2%          -1.1%
EBIT                                          -49.7%       -95.2%         -67.2%
--------------------------------------------------------------------------------


Companhia Brasileira de Distribuicao and its affiliated company operate a total of 419 stores in 11 Brazilian states through four formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, CBD operates Extra hypermarkets, Eletro home appliance stores and Amelia electronic commerce division.

-----------------------------------------------------------------------------------------
Aymar Giglio Junior                                     Fernando Tracanella
Investor Relations Director                             Investor Relations Manager
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677         Phone: 55 (11) 3886 0421
Email: pa.relmerc@paodeacucar.com.br                    Email: ftraca@paodeacucar.com.br
-----------------------------------------------------------------------------------------
                        Website: http:/www grupopaodeacucar.com.br
-----------------------------------------------------------------------------------------

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[LOGO] Companhia Brasileira de Distribuicao             3rd Quarter 2000 Results